EXHIBIT 3.1

AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

U.S.I. HOLDINGS CORPORATION

U.S.I. HOLDINGS CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “GCL”), hereby certifies as follows:

FIRST: The name of the Corporation is U.S.I. HOLDINGS CORPORATION (the “Corporation”).

SECOND: Article IV of the Corporation’s Amended and Restated Certificate of Incorporation is amended to effect a reverse stock split, for all issued and outstanding shares of common stock, par value $.01 per share, of the Corporation (the “Common Stock”), pursuant to which every five (5) shares of the Corporation’s Common Stock issued and outstanding or held in treasury will be automatically converted into two (2) new shares of Common Stock (the “Reverse Stock Split”). The Reverse Stock Split shall be effective upon filing of this amendment with the Secretary of State of Delaware (the “Split Effective Date”). The Corporation shall not issue fractional shares to the stockholders entitled to a fractional interest in a share of such Common Stock issued pursuant to the Reverse Stock Split. In lieu of such fractional shares, stockholders entitled to a fractional share shall receive the cash value of such fractional share equal to the initial public offering price of the Common Stock, which shall be deemed to be the fair value of the Common Stock.

On the Split Effective Date, each certificate representing existing shares of Common Stock will automatically be deemed for all purposes to evidence ownership of the appropriate reduced number of new shares of Common Stock without any action by the stockholder thereof.

THIRD: Section (A) of Article IV of the Amended and Restated Certificate of Incorporation is amended and restated as follows:

“(A) Authorization of Shares

The aggregate number of shares of capital stock which the Corporation has authority to issue, from time to time, is 397,000,000 shares, consisting of:

87,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”);

300,000,000 shares of voting common stock, par value $.01 per share (the “Common Stock”); and

10,000,000 shares of non-voting common stock, par value $.01 per share (the “Non-Voting Common Stock”).”

FOURTH: This Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors and Shareholders of the Corporation in accordance with the provisions of Section 242 of the GCL.

IN WITNESS WHEREOF, U.S.I. HOLDINGS CORPORATION, has caused this certificate to be executed by DAVID L. ESLICK and ERNEST J. NEWBORN, II, being the Chief Executive Officer and Secretary, respectively, of the Corporation this 16th day of October, 2002.

/s/ David L. Eslick
Chief Executive Officer

ATTEST:

/s/ Ernest J. Newborn, II
Secretary